UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025.

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Shareholders Meeting

On January 24, 2025, 3:00 pm Singapore Time (2:00 am Eastern Time), Ohmyhome Limited (the “Company”) held its 2024 annual meeting of shareholders (the “Annual Meeting”). Holders of zero ordinary shares of the Company were present in person and 13,579,451 ordinary shares of the Company were present by proxy at the annual meeting, representing approximately 57.56% of the total 23,590,308 outstanding ordinary shares and therefore constituting a quorum of at least two shareholders with ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of December 19, 2024. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from USD 500,000.00 divided into 500,000,000 ordinary shares of par value USD 0.001 each to USD 75,000,000.00 divided into 75,000,000,000 ordinary shares of par value USD 0.001 each by the creation of additional 74,500,000,000 ordinary shares of par value USD 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”);

2.	By an ordinary resolution, (A) to approve a share consolidation of the Company’s issued and unissued ordinary shares at a ratio of one (1)-for-ten (10), so that each 10 existing authorised and issued shares of par value USD 0.001 be consolidated into 1 new share of par value USD 0.01 (the “Share Consolidation”), such that immediately following the Share Consolidation, the authorised share capital of the Company of USD 75,000,000.00 divided into 75,000,000,000 ordinary shares of par value USD 0.001 each shall become USD 75,000,000.00 divided into 7,500,000,000 ordinary shares of par value USD 0.01 each, provided that no fractional share shall arise from the Share Consolidation, and (B) to authorize the Company to round down any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, and to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation;

3.

By a special resolution, to amend and restate the Company’s Articles of Association to replace existing Article 63 with the following new Article 63 (the “Meeting Amendment”):

“If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 58 as the Board may absolutely determine. if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be the quorum.”;

4.	Subject to and conditional upon the passing of Proposal One, Proposal Two and Proposal Three above in respect of the Share Capital Increase, the Share Consolidation and the Meeting Amendment, by a special resolution, to adopt the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) to reflect the Share Capital Increase, the Share Consolidation and the Meeting Amendment and in substitution for the current amended and restated memorandum and articles of association of the Company;

5.	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three and Proposal Four;

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

PROPOSAL #001 APPROVE TO INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	441,281	169,458	416,150
REGISTERED	12,552,562	0	0
TOTAL SHARES VOTED	12,993,843	169,458	416,150
% OF VOTED	98.71%	1.28%
% OF OUTSTANDING	55.08%	0.71%
% OF VOTED W/ABS/WHD	95.68%	1.24%	3.06%
% OF OUTSTNDG W/ABS/WHD	55.08%	0.71%	1.76%

PROPOSAL #002 APPROVE THE COMPANY’S SHARE CONSOLIDATION

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	450,642	575,797	450
REGISTERED	12,552,562	0	0
TOTAL SHARES VOTED	13,003,204	575,797	450
% OF VOTED	95.75%	4.24%
% OF OUTSTANDING	55.12%	2.44%
% OF VOTED W/ABS/WHD	95.75%	4.24%	0.00%
% OF OUTSTNDG W/ABS/WHD	55.12%	2.44%	0.00%

PROPOSAL #003 APPROVE TO REPLACE ARTICLE 63 OF THE CURRENT A.O.A.

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	463,272	130,547	433,070
REGISTERED	12,552,562	0	0
TOTAL SHARES VOTED	13,015,834	130,547	433,070
% OF VOTED	99.00%	0.99%
% OF OUTSTANDING	55.17%	0.55%
% OF VOTED W/ABS/WHD	95.84%	0.96%	3.18%
% OF OUTSTNDG W/ABS/WHD	55.17%	0.55%	1.83%

PROPOSAL #004 AMEND AND ADOPT NEW MEMORANDUM & ARTICLES OF ASSOCIATION

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	447,708	155,562	423,619
REGISTERED	12,552,562	0	0
TOTAL SHARES VOTED	13,000,270	155,562	423,619
% OF VOTED	98.81%	1.18%
% OF OUTSTANDING	55.10%	0.65%
% OF VOTED W/ABS/WHD	95.73%	1.14%	3.11%
% OF OUTSTNDG W/ABS/WHD	55.10%	0.65%	1.79%

PROPOSAL #005 ADJOURN THE MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	475,783	120,935	430,171
REGISTERED	12,552,562	0	0
TOTAL SHARES VOTED	13,028,345	120,935	430,171
% OF VOTED	99.08%	0.91%
% OF OUTSTANDING	55.22%	0.51%
% OF VOTED W/ABS/WHD	95.94%	0.89%	3.16%
% OF OUTSTNDG W/ABS/WHD	55.22%	0.51%	1.82%

A copy of the Second Amended and Restated Memorandum and Articles of Association is filed as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer